Exhibit 99.1
                                                                    ------------

GIVEN IMAGING
[LOGO OMITTED]


For Immediate Release
For further information contact:

Yoram Ashery                                     or    Fern Lazar/David Carey
Given Imaging Ltd.                                     Lazar Partners Ltd.
                                                       1-(866) GIVEN-IR
                                                       flazar@lazarpartners.com/
                                                       dcarey@lazarpartners.com


                  GIVEN IMAGING REPORTS SECOND QUARTER RESULTS
                  --------------------------------------------
             - Sales increase by 33% over second quarter of 2004 -

                        - PillCam SB reorders grew 52% -

          - Delays in PillCam ESO reimbursement impacts U.S. results -

Yoqneam, Israel, July 28, 2005 - Given Imaging Ltd. (NASDAQ: GIVN) today announced second quarter and first half 2005 results for the period ended June 30, 2005.

Worldwide sales of the Given(R) Diagnostic System and Given(R) Capsule Endoscope reached $20.5 million in the second quarter of 2005, a 33% increase over sales of $15.5 in the second quarter of 2004. Gross profit in the second quarter of 2005 was 75.4% of revenues, similar to the second quarter of 2004. The company recorded a net loss for the quarter of $364,000 or ($0.01) per share on a diluted basis, compared to a net profit in the second quarter of 2004 of $0.9 million, or $0.04 per share, on a diluted basis. This net loss included a special provision, net of tax benefits, of $1.2 million for certain taxes related to our U.S. subsidiary and an adjustment of $0.6 million in the valuation allowance for U.S. income tax benefits available in future periods. Excluding these provisions, net income for the second quarter was $1.4 million or $0.05 per share on a diluted basis.

For the six month period ended June 30, 2005, sales were $42.5 million reflecting a 51% increase over sales of $28.2 million in the same period in 2004. Gross profit was 73.1% of revenue compared to 73.4% of revenues in the first six months of 2004. Operating expenses in the first half of 2005 grew 46.6% to $30.4 million, compared to $20.8 million in the same period in 2004. The increase in operating expenses was mostly related to the expansion of our sales force, customer service and marketing in the United States, as well as an increase in R&D expenditures related to PillCam COLON. Net income for the first six months of 2005 was $0.9 million or $0.03 per share on a diluted basis similar to the net profit in the same period of 2004. Excluding the aforementioned provisions, net income was $2.7 million or $0.09 per share on a diluted basis.

"While sales for the quarter and the 52% growth in PillCam SB reorders were less than anticipated, we are implementing changes that are expected to positively impact our performance moving forward," said Gavriel D. Meron, President and CEO of Given Imaging. "I am personally driving these changes here in the United States and working closely with InScope so that we can leverage our joint efforts in the market to achieve our goals of both expanding the Given platform and increasing PillCam utilization."

"Our financial position remains strong with more than $80 million in cash and equivalents. We also welcome Yuval Yanai - our new Chief Financial Officer who brings a strong background of successful financial control and management."


Second Quarter 2005 Revenue Analysis
------------------------------------

The geographic breakdown of second quarter 2005 sales is as follows:

(Millions of U.S. dollars)
United States     $14.1
Europe and ROW    $ 6.4

During the quarter, worldwide reorders of PillCam SB grew to a record of approximately 31,700, 52% higher than the second quarter of 2004, and total PillCam SB capsules sold in the quarter reached a record of 33,250, 48% higher than the second quarter of 2004. PillCam ESO reorders were insignificant during the quarter and are following a similar track to PillCam SB prior to achieving widespread reimbursement coverage with an expectation that reorders will increase in tandem with reimbursement decisions. Efforts to gain reimbursement coverage are ongoing with the goal of obtaining initial coverage decisions by one or more payers this year. Sales of Given(R) Diagnostic Systems totaled 159 for the second quarter of 2005, with 106 systems sold in the United States. In the second quarter of 2004, the company sold 158 systems with 114 systems sold in the United States. Training efforts are in process to leverage on the full joint sales forces of Given Imaging and InScope to enable them to effectively offer the Given platform and expand our footprint in the market more aggressively.

Second Quarter Highlights
-------------------------

U.S. Reimbursement for PillCam SB

o    Expanding Indications
     A number of payers with a total of 6.4 million beneficiaries issued or expanded their existing policies to provide coverage for expanded indications (such as suspected Crohn's disease). Following these announcements, of a total of 206 million covered lives in the United States, 178 million have coverage for expanded indications, up from 172 million at the end of the first quarter of 2005. The worldwide total of lives with reimbursable access to PillCam SB has now reached 336 million.

o    Eliminating Requirement for Prior Endoscopy
     Humana, Medicare in Indiana and Kentucky and Priority Health Michigan, which collectively provide health coverage for 8.65 million beneficiaries, have issued new or updated policies that either do not require endoscopy or any other procedure prior to PillCam SB. As a result, 10.8 million individuals in the United States now have coverage for PillCam without requiring endoscopy or other procedure prior to PillCam SB, compared to 2.2 million at the end of the first quarter.

o    CMS Proposes to Increase Hospital Reimbursement
     The Centers for Medicare and Medicaid Services (CMS) published its proposed rule for the 2006 Hospital Outpatient Prospective Payment System (OPPS), which included an increase of the national payment rate for PillCam SB procedures under APC 142 from $496 to $552 (the physician fee is submitted and paid separately).

Digestive Disease Week 2005 (DDW)
PillCam SB was the subject of 85 oral or poster presentations at this year's Digestive Disease Week meeting which took place in Chicago in May. Physicians presented new data on both recognized and emerging indications for PillCam SB in diagnosing and monitoring a range of small bowel disorders. Of special importance this year, was the prominent reference by presenters to the newly issued consensus from the 4th International Conference of Capsule Endoscopy
(ICCE) that took place in March this year, that reflects the opinions of world experts in small bowel and esophageal disorders.

Capsuleendoscopy.org
The company, in collaboration with the European Capsule Endoscopy Group, supported the launch of the new educational web portal dedicated to capsule endoscopy, www.capsuleendoscopy.org. 1,000 new members from more than 50 countries have already enrolled at the site.

New Products Update

o Company presented at DDW and expects to launch its RAPID 4 software in the third quarter. This version includes significant improvements of efficiency and productivity for the user.

o Company commenced the process of site selection for clinical trials of its newly developed PillCam(TM) COLON. PillCam COLON is a naturally ingested, video capsule that will leverage the RAPID platform. The company anticipates performing widespread clinical trials of PillCam COLON in 2006, after completing initial clinical trials that commenced this year.


Updated 2005 Guidance
---------------------
In view of the uncertainty regarding the timing of reimbursement for PillCam ESO, and the special provisions described above, the company is updating its previous guidance. The company now expects its revenues and earnings for the third quarter and for the full year of 2005 to be in the ranges provided below:

                                             Third Quarter        Full Year
                                             -------------        ---------
Revenues ($ million)                         $18.5 - 21.0        $84.0 - 90.0

Earnings per share (on a diluted basis)      $0.01 - $0.04       $0.15 - $0.26

Earnings per share (on a diluted basis)      $0.01 - $0.04       $0.20 - $0.31
excluding special provision for taxes

Annual Meeting
--------------
Given Imaging's annual meeting of shareholders will take place at 5:00 p.m. on August 30, 2005. The meeting will be held at the Company's head offices at Hermon Building, New Industrial Park, Yoqneam, Israel. Shareholders of record at the close of business on August 1, 2005, are entitled to vote at the meeting.

In connection with the annual meeting, the 2004 annual report, together with a detailed notice and proxy statement will be mailed to shareholders on or around August 4, 2005. The 2004 annual report is also available on the Company's website, www.givenimaging.com.

Second Quarter Webcast Information
----------------------------------


Given Imaging will host a conference call tomorrow, Friday, July 29, 2005, at 9:00 am Eastern Time to discuss second quarter 2005 results. To participate in the teleconference, please dial 800-811-0667 fifteen minutes before the conference begins. International callers should dial 913-981-4901. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for thirty days on the company's website or until August 5, 2005 or by dialing 888-203-1112. International callers should dial 719-457-0820. The replay participant code is 1655234.

About Given Imaging

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company is developing a complete line of PillCam(TM) video capsules for detecting disorders of the gastrointestinal tract. The company's technology platform is the Given(R) Diagnostic System, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient. The PillCam(TM) SB capsule is the only naturally ingested method for direct visualization of the entire small intestine. It is currently marketed in the United States and in more than 50 other countries and has benefited more than 230,000 patients worldwide. The PillCam(TM) ESO video capsule, which provides visual examination of the esophagus, has been cleared for marketing by the FDA. Additional capsules for visualization of the stomach and colon are under development. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Japan, Spain and Australia. For more information, visit http://www.givenimaging.com.


This press release contains forward-looking statements about Given Imaging, including projections about our business and our future revenues, expenses and profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the impact of the newly adopted SFAS 123R for expensing option-based payments, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities and Exchange Commission.

                            (Financial tables follow)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                         In thousands except share data



                                                                                     June 30,        December 31,
                                                                                     --------        ------------
                                                                                       2005              2004
                                                                                       ----              ----
 Assets
 Current assets
 Cash and cash equivalents                                                           $  81,910         $  80,861
 Accounts receivable:
   Trade (Net of provisions for doubtful debts of $211 and $115
   as of June 30, 2005 and December 31, 2004, respectively)                             11,447            12,261
   Other                                                                                 1,353             1,271
 Inventories                                                                            15,336            13,794
 Prepaid expenses                                                                        1,346               954
 Deferred taxes                                                                            892               737
 Advances to suppliers                                                                     212               555
                                                                                     ---------         ---------

 Total current assets                                                                  112,496           110,433
                                                                                     ---------         ---------

 Deposits                                                                                  394               425

 Assets held for severance benefits                                                      1,431             1,339

 Fixed assets, at cost, less accumulated depreciation                                   13,094             9,862

 Other assets, at cost, less accumulated amortization                                    2,094             2,165
                                                                                     ---------         ---------

 Total assets                                                                        $ 129,509         $ 124,224
                                                                                     =========         =========

Liabilities and shareholders' equity
Current liabilities
Current installments of obligation under capital lease                                 $    11           $    11
Accounts payable:
  Trade                                                                                  5,453             5,147
  Other                                                                                  9,631             8,678
Deferred revenue                                                                         2,306             3,610
                                                                                     ---------         ---------
Total current liabilities                                                               17,401            17,446
                                                                                     =========         =========

Long-term liabilities
Deferred income                                                                         13,485             9,340
Obligation under capital lease, net                                                         41                48
Liability for employee severance benefits                                                1,699             1,596
                                                                                     ---------         ---------
Total long-term liabilities                                                             15,225            10,984
                                                                                     ---------         ---------
Total liabilities                                                                       32,626            28,430
                                                                                     ---------         ---------

Minority interest                                                                          627             1,177

Shareholders' equity                                                                    96,256            94,617
                                                                                     ---------         ---------
Total liabilities and shareholders' equity                                           $ 129,509         $ 124,224
                                                                                     =========         =========

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Operations
                  In thousands except share and per share data

                                                                  Six-month period ended   Three-month period ended   Year ended
                                                                         June 30,                   June 30,          December 31,
                                                                    --------------------     ---------------------   ----------
                                                                     2005         2004         2005        2004        2004
                                                                    --------    --------     --------    ---------   ----------
Revenues                                                           $ 42,535     $ 28,213     $ 20,526     $15,462     $ 65,020
Cost of revenues                                                    (11,452)      (7,518)      (5,051)     (3,782)     (17,734)
                                                                    -------       ------       ------      ------      -------

Gross profit                                                         31,083       20,695       15,475      11,680       47,286
                                                                     ------       ------       ------      ------       ------

Operating expenses
Research and development, gross                                      (4,018)      (3,337)      (2,115)     (1,716)      (7,363)
Royalty bearing participation                                           498          414          498         414        1,140
                                                                        ---          ---          ---         ---        -----
Research and development, net                                        (3,520)      (2,923)      (1,617)     (1,302)      (6,223)

Sales and marketing expenses                                        (22,449)     (14,883)     (11,637)     (7,864)     (33,652)
General and administrative expenses                                  (4,474)      (2,966)      (2,435)     (1,758)      (6,916)
                                                                     ------       ------       ------      ------       ------

Total operating expenses                                            (30,443)     (20,772)     (15,689)    (10,924)     (46,791)
                                                                    -------      -------      -------     -------      -------

Operating profit (loss)                                                 640          (77)        (214)        756          495
Financing income (expenses), net                                       (364)         (63)        (415)       (124)         956
                                                                    -------      -------      -------     -------      -------

Profit (loss) before taxes on income                                    276         (140)        (629)        632        1,451
Taxes on income                                                          58            -          (16)          -          690
                                                                    -------      -------      -------     -------      -------

Profit (loss) before minority share                                     334         (140)        (645)        632        2,141

Minority share in losses of subsidiary                                  550          476          281         289          747
                                                                    -------      -------      -------     -------      -------

Net profit (loss)                                                   $   884       $  336      $  (364)     $  921      $ 2,888
                                                                    =======       ======      =======      ======      =======

Basic profit (loss) per Ordinary Share                              $  0.03      $  0.01      $ (0.01)    $  0.04      $  0.11
                                                                    =======      =======      =======     =======      =======

Diluted profit (loss) per Ordinary Share                            $  0.03      $  0.01      $ (0.01)    $  0.03      $  0.10
                                                                    =======      =======      =======     =======      =======

Weighted average number of Ordinary Shares
 outstanding used in basic profit (loss) per
 Ordinary Share calculation                                      27,690,826   25,797,382   27,742,711   25,900,192  26,633,964
                                                                 ==========   ==========   ==========   ==========  ==========

Weighted average number of Ordinary Shares
 outstanding used in diluted profit (loss) per
 Ordinary Share calculation                                      29,957,063   28,643,349   27,742,711   28,700,078  29,353,448
                                                                 ==========   ==========   ==========   ==========  ==========

                                       9